Filed by Nebula Caravel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nebula Caravel Acquisition Corp.

Commission File No. 001-39774

The following email was sent to employees of Rover on February 11, 2021.

Subject Line: An exciting new chapter for Rover

Rover Team,

Today is an exciting day. This morning, we announced a new milestone that will allow us to invest in our recovery, growth, and mission: We’re officially taking the next step toward becoming a public company by entering into a merger agreement with Nebula Caravel Acquisition Corporation, a special purpose acquisition company (or “SPAC”) that enables Rover to become a public company more efficiently than a traditional IPO.

The proposed transaction ascribes an enterprise value to Rover of $1.35 billion. Upon closing this transaction—which we expect to happen in Q2 2021—Rover will combine with Caravel to become a public company listed on the Nasdaq under ticker ROVR. We’ll still be Rover: Our team, values, and the mission we’re proud to support will remain the same. But as a result of this deal, we’ll have more capital to invest aggressively in our growth and expansion, accelerating our ability to bring the love of pets to people everywhere—a mission that feels particularly meaningful during a difficult era when people need that love more than ever.

It’s important to remember that this deal has not closed yet. It’s still subject to a number of key steps, including governmental and shareholder approvals, as well as our continued business performance. So the best thing we can do now is stay as focused on our mission and our values as we’ve been since 2011, and keep executing with excellence as we build the Rover product and brand.

At 9:00 a.m. PT, we’ll have an all-hands to share more details and answer questions. We will schedule follow-up sessions for employees unable to attend the all-hands. Please reach out to your manager as soon as possible to attend a follow-up session. Until then, please note the following restrictions which are important to keep top of mind as we go through this process:

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Do not make any statements about this news yet (on social media or to anyone outside of Rover). During that meeting, we’ll share more information and resources including details on how you can share the good news. Please refamiliarize yourself with the social media guidelines in our Employee Handbook (page 27) in the meantime. If you’re contacted by a member of the media, please do not provide any information about Rover and instead direct them to Kristin Sandberg at pr@rover.com.

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Do not buy, sell, or make recommendations to others to buy/sell Caravel stock or share confidential information regarding Rover. Employees of Rover are highly likely to have non-public information, and it’s important that you do not act on that information about Rover or this deal. We will discuss this further in a forthcoming insider trading training.

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As always, do not share any projections, business metrics, financial information or anything else that could be interpreted as trying to affect the value of Rover or Caravel externally. The Securities Exchange Commission (SEC) has strict guidelines that we must follow. We will share more details shortly.

If I’m feeling one thing today, it’s gratitude for the many team members—past and present—who’ve helped us reach this phase of growth. It’s through your passion for pets and dedication to our core values that we’ve been able to achieve this milestone. This past year has been remarkably challenging on many levels, and we’ve often navigated the business with heavy hearts. But thanks to your efforts, we’re embracing recovery and looking to a future with exceptional optimism. We believe we’re at the beginning of what could be a great period of value creation for Rover. I’m proud of what we’ve created together, and I’m equally excited about our continued growth.

We will keep communicating with you throughout this process, and you’ll receive two invitations for all-hands meetings (one today and one on Feb. 18) shortly. But right now, I hope you’ll join me in taking a deep breath and appreciating this important milestone. And then, let’s get back to focusing on what we’re all here for: Building an exceptional product and brand that helps everyone experience the unconditional love of a pet.

Aaron Easterly

Chief Executive Officer

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Important Privacy Considerations

The Securities Exchange Commission (SEC) has strict guidelines that we must follow. As a result, we have new restrictions on how we share business metrics, financial information, and other details that we’ll share with you shortly.

As stated above, please refrain from making any statements about this news (on social media or to anyone outside of Rover). If you’re contacted by a member of the media, please do not provide any information about Rover and instead direct them to Kristin Sandberg at pr@rover.com.

We will share FAQs and additional resources following today’s meeting.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger involving Nebula Caravel Acquisition Corporation “Caravel”) and A Place for Rover, Inc. (“Rover”). Caravel intends to file a Registration Statement on Form S-4 with the SEC, which will include a proxy statement and prospectus of Caravel and an information statement of Rover, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/information statement will also be sent to the stockholders of Caravel and Rover, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Caravel and Rover are urged to carefully read the entire registration statement and proxy statement/prospectus/information statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Caravel with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SPAC may be obtained free of charge from Caravel at https://www.truewindcapital.com/.

Caravel, Rover and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Caravel, in favor of the approval of the merger. Information regarding SPAC’s directors and executive officers is contained in the section of Caravel’s Form S-1 titled “Management,” which was filed with the SEC on dated November 20, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus/information statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

NO OFFER OR SOLICITATION

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Caravel’s and Rover’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Caravel’s Form S-1 titled “Risk Factors” which was filed with the SEC on December 9, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Caravel’s or Rover’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Caravel nor Rover is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Caravel has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Caravel’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Caravel or Rover are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Rover’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the number of redemption requests made by Caravel’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Caravel to certain institutional accredited investors, the risk that the announcement and consummation of the transactions disrupts Rover’s current plans and operations, costs related to the transactions, the outcome of any legal proceedings that may be instituted against Caravel, Rover, the combined company or any of their respective directors or officers, following the announcement of the transactions, the ability of Caravel’s or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Caravel filed, or to be filed, with SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Caravel’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and Caravel’s proxy statement/prospectus/information statement when available. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Caravel’s and Rover’s control. While all projections are necessarily speculative, Caravel and Rover believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Caravel and Rover, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Caravel and is not intended to form the basis of an investment decision in Caravel. All subsequent written and oral forward-looking statements concerning Caravel and Rover, the proposed transaction or other matters and attributable to Caravel and Rover or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.